Exhibit (a)(4)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Longs Drug Stores Corporation

at

$71.50 Net Per Share

by

Blue MergerSub Corp.

an indirect wholly-owned subsidiary of

CVS Caremark Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, SEPTEMBER 15, 2008, UNLESS THE OFFER IS EXTENDED.

August 18, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), is making an offer to purchase all outstanding shares of common stock, par value $0.50 per share, of Longs Drug Stores Corporation (the “Shares”), a Maryland corporation (“Longs”), at a purchase price of $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.	Offer to Purchase dated August 18, 2008.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Mellon Investor Services LLC (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the Offer.

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	The letter to stockholders of Longs from Warren F. Bryant, Chairman, President and Chief Executive Officer of Longs accompanied by Longs’ Solicitation/Recommendation Statement on Schedule 14D-9.

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to federal income tax backup withholding.

7.	Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, SEPTEMBER 15, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 12, 2008 (the “Merger Agreement”) among Longs, CVS and Purchaser. The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into Longs (the “Merger”), with Longs continuing as the surviving corporation and an indirect wholly-owned subsidiary of CVS. At the effective time of the Merger, each outstanding Share (other than any Shares held by CVS or any subsidiary of Longs or CVS) will be converted into the right to receive the price per Share paid in the Offer, without interest. No appraisal rights are available to holders of Shares in connection with the Offer or the Merger.

The Board of Directors of Longs (the “Longs Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Longs and its stockholders and (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the Maryland General Corporate Law. The Longs Board recommends that Longs’ stockholders accept the Offer and tender their Shares in the Offer. Longs has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer, prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by CVS and/or Purchaser, represents at least two-thirds of the total number of Shares outstanding on a fully diluted basis and (ii) expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder. The Offer is also subject to the other conditions described in the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than Morrow & Co., Inc. (the “Information Agent”)) and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

CVS Caremark Corporation

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF CVS, PURCHASER, LONGS, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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